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Exhibit Index on Page 2

                                   FORM 11-K

                                 UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934




(Mark One)

  [X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
        EXCHANGE ACT OF 1934.
             For the fiscal year ended:  December 31, 1997

  OR

  [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
             For the transition period from       to



Commission file number     1- 3208

  A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

        National Service Industries Retirement and 401(k) Plan

  B. Name of issuer of the securities held pursuant to the plan and the address of the principal executive office:

        National Service Industries, Inc.
        1420 Peachtree Street, NE
        Atlanta, Georgia 30309

REQUIRED INFORMATION

The following documents are filed as a part of this report:

1.   Financial Statements


     Plan financial statements prepared in accordance with the financial reporting requirements of ERISA include the following:

     Report of Independent Public Accountants

     Statements of Net Assets Available for Benefits, with Fund Information, as of December 31, 1997 and 1996

     Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 1997

     Notes to Financial Statements

2.   Exhibits
                                                             Sequentially
                                                               Numbered
     The following exhibit is filed with this report:            Page

     23     Consent of Arthur Andersen LLP                        12



SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                              National Service Industires
                              Retirement and 401(k) Plan

Date: June 30, 1998           By:   National Service Industries, Inc.
                                    Plan Administrator

                              By:    /s/ James S. Balloun
                              Name:  James S. Balloun
                              Title: Chairman and Chief Executive Officer



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                           National Service Industries
                           Retirement and 401(k) Plan

              Financial Statements as of December 31, 1997 and 1996
                                  Together With
                                Auditors' Report





                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS




To the Plan Administrator of
National Service Industries
Retirement and 401(k) Plan:


We have audited the accompanying statements of net assets available for benefits of NATIONAL SERVICE INDUSTRIES RETIREMENT AND 401(k) PLAN as of December 31, 1997 and 1996, and the related statement of changes in net assets available for benefits, with fund information, for the year ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for benefits for the year ended December 31, 1997, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The fund information in the statement of changes in net assets available for benefits is presented for the purpose of additional analysis rather than to present the changes in net assets available for benefits of each fund. The fund information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




Atlanta, Georgia
May 15, 1998


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                           NATIONAL SERVICE INDUSTRIES

                           RETIREMENT AND 401(k) PLAN


                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                           DECEMBER 31, 1997 AND 1996







                                                                1997       1996

INVESTMENT IN NSI DC TRUST, at fair value (Note 2):
    Balanced Fund .........................................$  209,107 $ 151,080
    Diversified Equity Fund ...............................   442,215   373,961
    Stable Value Fund .....................................    74,174    51,777
    NSI Stock Fund--participant-directed ..................   169,757    74,366
    Loan Fund .............................................    45,319    18,230
    International Fund ....................................    36,299    25,350
    Index Fund ............................................    45,951         0
    Small Company Fund ....................................    24,290         0
    NSI Stock Fund--nonparticipant-directed ...............   225,092   142,568
              Total investment ............................ 1,272,204   837,332
CONTRIBUTIONS RECEIVABLE:
    Employer ..............................................     3,436     2,076
    Participant ...........................................         0    11,997
              Total contributions receivable ..............     3,436    14,073
REFUNDS PAYABLE TO PARTICIPANTS ...........................         0    (8,250)
NET ASSETS AVAILABLE FOR BENEFITS .........................$1,275,640 $ 843,155







     The accompanying notes are an integral part of these statements.


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                           NATIONAL SERVICE INDUSTRIES

                           RETIREMENT AND 401(k) PLAN


           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS,
                             WITH FUND INFORMATION,

                      FOR THE YEAR ENDED DECEMBER 31, 1997




                                       Participant-Directed                                       Nonparticipant-
                                  Diversified  Stable     NSI                                 Small   Directed
                         Balance    Equity     Value     Stock     Loan International Index  Company  NSI Stock   Other
                          Fund       Fund      Fund       Fund     Fund     Fund      Fund     Fund     Fund                 Total
CONTRIBUTIONS:

   Employer ............ $      0  $      0  $      0  $      0  $     0  $      0  $     0  $     0  $ 42,267  $ 1,360  $   43,627

   Participant .........   46,824   108,256    40,565    41,380        0    10,276    9,983    4,457         0   (3,747)    257,994

     Total contributions   46,824   108,256    40,565    41,380        0    10,276    9,983    4,457    42,267   (2,387)    301,621

NET GAIN (LOSS)
   FROM INVESTMENT IN
     NSI DC TRUST ......   40,655   116,479     3,666    33,161        0    (1,042)   2,807       22    56,388        0     252,136

BENEFITS PAID
     TO PARTICIPANTS ...   (4,332)  (70,172)  (19,680)   (4,458)  (1,000)   (5,410)     (44)     (45)  (16,131)       0    (121,272)

INTRAPLAN TRANSFERS ....  (25,120)  (86,309)   (2,154)   25,308   28,089     7,125   33,205   19,856         0        0           0

NET INCREASE (DECREASE)    58,027    68,254    22,397    95,391   27,089    10,949   45,951   24,290    82,524   (2,387)    432,485

NET ASSETS AVAILABLE
   FOR BENEFITS,
     December 31, 1996 .  151,080   373,961    51,777    74,366   18,230    25,350        0        0   142,568    5,823     843,155

NET ASSETS AVAILABLE
   FOR BENEFITS,
     December 31, 1997 . $209,107  $442,215  $ 74,174  $169,757  $45,319  $ 36,299  $45,951  $24,290  $225,092  $ 3,436  $1,275,640





     The accompanying notes are an integral part of this statement.


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                           NATIONAL SERVICE INDUSTRIES

                           RETIREMENT AND 401(k) PLAN


                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1997 AND 1996



1.   PLAN DESCRIPTION

     The following is a brief description of the National Service Industries Retirement and 401(k) Plan (the "Plan") of National Service Industries, Inc. of Georgia and NSI Enterprises, Inc. (together, the "Employer"). Both National Service Industries, Inc. of Georgia and NSI Enterprises, Inc. are wholly owned subsidiaries of National Service Industries, Inc. ("NSI"). This description is provided for informational purposes only. Participants should refer to the plan agreement for more complete information.

     General

     The Plan is a defined contribution plan established under the provisions of
     Section 401(a) of the Internal Revenue Code ("IRC"). The Plan covers all nonunion, full-time, salaried employees of the Employer who have attained the age of 20.5 with at least six months of service. Effective August 31, 1996, the Plan covers only full-time salaried employees who are classified by the Employer as corporate office personnel or treasury function personnel. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

     Contributions

     Participants may elect to contribute between 1% and 10% of before-tax compensation, as defined in the Plan, subject to certain limitations under the IRC. Matching contributions are made by the Employer in an amount equal to 50% of the participant's contribution up to the lesser of 4% of compensation or $1,000 in a plan year. Effective January 1, 1998, matching contributions are made by the Employer in an amount equal to 50% of the participant's contribution up to 6% of compensation. Additional discretionary amounts, as determined by the board of directors of NSI, may be contributed by the Employer and are allocated to participants at the discretion of the Employer. No discretionary contributions were made for the year ended December 31, 1997.

     Vesting

     Participants are always fully vested in their individual contributions. Vesting of employer contributions occurs on an increasing scale, ranging from 10% vesting after two years of service, as defined, to 100% vesting after seven years of service. Effective January 1, 1998, vesting occurs at 20% for each year of service, with 100% vesting after five years of service. Nonvested employer contributions are forfeited upon a participant's withdrawal from the Plan and are used to reduce future employer contributions.

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     Administration

     All administrative expenses of the Plan were paid by the Employer during the year ended December 31, 1997.

     Participants' Accounts

     Individual accounts are maintained for each of the Plan's participants to reflect that particular participant's contributions and related employer contributions as well as the participant's share of the Plan's income and any related investment management fees and expenses.

     The Plan's investment fund balances are expressed in units. At December 31, 1997 and 1996, 119,436 and 79,302 units, respectively, were assigned to plan participants. Unit values for each investment fund were as follows at December 31, 1997 and 1996:

                                                                 1997       1996

                Balanced Fund...............................  $33.18      $26.40
                Diversified Equity Fund.....................   14.04       12.05
                Stable Value Fund...........................   12.07       11.31
                NSI Stock Fund..............................   19.61       14.52
                International Fund..........................    4.82        5.01
                Index Fund..................................   89.56         N/A
                Small Company Fund..........................   11.21         N/A



     Investment in Master Trust

     Under a trust agreement dated September 1, 1993, as amended, Wachovia Bank of Georgia, N.A. was appointed trustee of the NSI Defined Contribution Plan's Master Trust (the "NSI DC Trust"). Effective January 1, 1998, INVESCO Trust Company has been appointed trustee of the NSI DC Trust.

     The Plan's assets are commingled in the NSI DC Trust together with the assets of certain defined contribution plans of other NSI divisions. The investments of the NSI DC Trust are subject to certain administrative guidelines and limitations as to type and amount of securities held. Certain fund assets are allocated to selected independent investment managers to invest under these general guidelines.

     Investment Options

     The separate investment options made available under the Plan may be changed, eliminated, or modified from time to time by the investment committee of the NSI DC Trust. Participants make their investment elections in 5% increments, with changes allowed on a daily basis. Participants may not direct the investment of employer matching or discretionary contributions. These are invested in the NSI Stock Fund discussed below.

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     The separate investment options offered by the Plan are as follows:

     o Diversified Equity Fund. This fund is a diversified stock fund designed to invest in a broad range of common stocks providing capital growth.

     o Stable Value Fund. This is a fixed income fund designed to provide a steady level of current income while focusing on preservation of principal.

     o Balanced Fund. This fund is invested in a changing mix of high-quality stocks and bonds. The fund is designed to provide capital growth and current income while limiting the risk of principal loss.

     o NSI Stock Fund. This fund is invested in NSI common stock, although it may hold other short-term investments from time to time. A participant may not direct more than 50% of his/her account balance to be invested in this fund.

     o International Fund. This fund is invested in the stock of non-U.S. companies and is designed to provide long-term growth.

     o Index Fund. This fund (offered beginning June 1997) is invested in all of the stocks in the Standard & Poor's 500 Composite Stock Price Index.

     o Small Company Fund. This fund (offered beginning June 1997) is invested in small or emerging companies that show potential for increased size and profitability. The fund seeks little or no current income.

     Loans to Participants

     The Plan permits loans to participants up to the lesser of 50% of the participant's vested account balance or $50,000. A participant has up to five years to repay the principal and interest, unless the loan is for the purchase of a primary residence, in which case the repayment period will be established at the time the loan is approved. Loan processing fees are charged directly to the participant's account. Interest rates on loans to participants are based on market rates, as determined by the plan administrator. The interest rate as of December 31, 1997 was 9.5%.

     Loan issuances and repayments are included in intraplan transfers in the accompanying statement of changes in net assets available for benefits. Interest on loans is included in the net gain from investment in the NSI DC Trust and is allocated to each investment fund based on participants' investment elections.

     Benefits

     A participant is entitled to receive the distribution of his/her vested account balance upon death, disability, or retirement (age 65). These benefits are payable in a lump-sum amount or can be paid in installments at the participant's election if his/her vested balance is greater than $3,500 and he/she is age 55 or older. A participant who terminates employment with the Employer for reasons other than these is entitled to receive his/her contributions in a lump sum as soon as administratively feasible.

     Benefits are payable in cash, except that any portion of a participant's account balance which is invested in the NSI Stock Fund may be distributed in the form of shares of NSI common stock, with fractional shares paid in cash.

     Hardship withdrawals may be made upon proven financial hardship of a participant, as defined in the plan agreement and as approved by the Plan's retirement committee.

     Plan Termination

     Although the Employer intends for the Plan to be permanent, the Plan provides that the Employer has the right to discontinue contributions or to terminate the Plan at any time. In the event of plan termination, each participant shall be vested in the balance of his/her account and his/her proportionate share of any future adjustments.

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2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Accounting

     The accounts of the Plan are maintained by the trustee on the cash basis of accounting. The accompanying financial statements have been prepared using the accrual method of accounting by application of memorandum entries. The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

     Investment Valuation

     Investments of the NSI DC Trust, except for the guaranteed investment contracts ("GICs"), are stated at fair value, as determined by the trustee from quoted market prices. Securities traded on a national exchange are valued at the last reported sales price on the last business day of the plan year; investments traded in the over-the-counter market and listed securities for which no sale was reported on the last day of the plan year are valued at the last reported bid price.

     GICs included in the NSI DC Trust are fully benefit-responsive and are therefore carried at contract value (cost plus accrued interest) in the accompanying financial statements in accordance with Statement of Position 94-4. At December 31, 1997 and 1996, contract value approximates fair value. At December 31, 1997, the weighted average crediting interest rate was 7%. For the year ended December 31, 1997, the annual yield on the GICs held by the NSI DC Trust was 6.9%. For certain of the GICs held by the NSI DC Trust, crediting interest rates may be changed if certain events occur, such as early retirements, plant closings, etc., but in no case are adjusted to a rate less than 0%.

     GICs are subject to credit risk based on the ability of the insurance company to meet interest or principal payments, or both, as they become due.

     Certain GICs included in the NSI DC Trust are synthetic; that is, the NSI DC Trust owns certain fixed income securities, and the contract issuer provides a "wrapper" that guarantees a fixed rate of return and provides benefit responsiveness. At December 31, 1997, the fair value of the underlying assets of the synthetic GICs (determined from quoted market prices) and the value of the related wrapper contracts were $42,945,334 and $(825,875), respectively.
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3.   NSI DC TRUST

     Investment Income

     Investment income of the NSI DC Trust for the year ended December 31, 1997 is summarized as follows:

                Dividends on common stock......................... $    454,559
                Interest income...................................    4,303,571
                Net appreciation in fair value of NSI common stock    4,046,711
                Net income from common/collective trust...........   18,537,212
                Net income from mutual funds......................   14,708,000
                Net loss from pooled separate account.............     (104,200)
                              Total investment income.............  $41,945,853


     The investment income of the NSI DC Trust for the year ended December 31, 1997 is allocated among participating plans as follows:

                National Service Industries
                    Retirement and 401(k) Plan..................... $   252,136
                All other NSI plans................................  41,693,717
                              Total................................ $41,945,853


     Net Assets

     The net assets of the NSI DC Trust are as follows at December 31, 1997 and 1996:

                                                         1997             1996

                Mutual funds...................... $  79,312,170  $  63,411,122
                Common/collective trust...........    79,112,333     57,558,795
                Guaranteed investment contracts...    52,443,357     55,187,898
                NSI common stock..................    18,045,789     11,279,289
                Loans receivable from participants     7,564,684      6,828,607
                Money market fund.................     1,740,602      3,704,985
                Pooled separate account...........     2,385,857      2,723,094
                                                     240,604,792    200,693,790
                Cash..............................         9,476         13,342
                                                     240,614,268    200,707,132
                Accrued investment income.........       112,870        100,534
                Adjustments for pending trades....      (199,191)      (223,542)
                Other.............................       (47,759)       (54,239)
                Net assets........................  $240,480,188   $200,529,885


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     The allocation of the net assets of the NSI DC Trust to participating plans is based on participant units and is as follows as of December 31, 1997 and 1996:

                                               1997                  1996
                                          Amount   Percent     Amount    Percent
       National Service Industries
          Retirement and 401(k) Plan  $  1,272,204   0.53%  $    837,332   0.42%
       All other plans                 239,207,984  99.47    199,692,553  99.58
                     Total            $240,480,188 100.00%  $200,529,885 100.00%


     Investment in NSI Common Stock

     As  of  December   31,  1997  and  1996,   approximately   7.5%  and  5.6%,
     respectively, of the NSI DC Trust's net assets were invested in the common stock of NSI, a party in interest to the Plan.


4.   TAX STATUS

     The Plan has received a determination letter from the Internal Revenue Service dated October 25, 1995 stating that the Plan was designed in accordance with plan design requirements as of that date. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC. Therefore, the plan administrator believes that the Plan was qualified and that the related trust was tax-exempt as of December 31, 1997 and 1996.